UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)*

Tower Semiconductor Ltd

(Name of Issuer)

 Ordinary Shares, par value New Israeli Shekel 1.00 per share

  (Title of Class of Securities)

M87915100

  (CUSIP Number)

December 31, 2011

  (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M87915100	13G	Page 2 of 11 Pages

1	NAME OF REPORTING PERSONS Itshak Sharon (Tshuva)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER ---
	6	SHARED VOTING POWER 10,119,782
	7	SOLE DISPOSITIVE POWER ---
	8	SHARED DISPOSITIVE POWER 10,119,782
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,119,782
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.18% (*)
12	TYPE OF REPORTING PERSON (See instructions) IN

(*) Based on 318,290,408 Ordinary Shares outstanding as of December 31, 2011 (as reported in Exhibit 99.1 to the Issuer's Form 6-K filed with the Securities and Exchange Commission ("SEC") on January 17, 2012).

CUSIP No. M87915100	13G	Page 3 of 11 Pages

1	NAME OF REPORTING PERSONS Delek Group Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER ---
	6	SHARED VOTING POWER 10,119,782
	7	SOLE DISPOSITIVE POWER ---
	8	SHARED DISPOSITIVE POWER 10,119,782
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,119,782
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.18% (*)
12	TYPE OF REPORTING PERSON (See instructions) CO

(*) Based on 318,290,408 Ordinary Shares outstanding as of December 31, 2011 (as reported in Exhibit 99.1 to the Issuer's Form 6-K filed with the SEC on January 17, 2012).

CUSIP No. M87915100	13G	Page 4 of 11 Pages

1	NAME OF REPORTING PERSONS Delek Investments and Properties Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER ---
	6	SHARED VOTING POWER 10,119,782
	7	SOLE DISPOSITIVE POWER ---
	8	SHARED DISPOSITIVE POWER 10,119,782
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,119,782
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.18% (*)
12	TYPE OF REPORTING PERSON (See instructions) CO

(*) Based on 318,290,408 Ordinary Shares outstanding as of December 31, 2011 (as reported in Exhibit 99.1 to the Issuer's Form 6-K filed with the SEC on January 17, 2012).

CUSIP No. M87915100	13G	Page 5 of 11 Pages

1	NAME OF REPORTING PERSONS The Phoenix Holding Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER ---
	6	SHARED VOTING POWER 10,119,782
	7	SOLE DISPOSITIVE POWER ---
	8	SHARED DISPOSITIVE POWER 10,119,782
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,119,782
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.18% (*)
12	TYPE OF REPORTING PERSON (See instructions) CO

(*) Based on 318,290,408 Ordinary Shares outstanding as of December 31, 2011 (as reported in Exhibit 99.1 to the Issuer's Form 6-K filed with the SEC on January 17, 2012).

Item 1. (a)              Name of Issuer:

Tower Semiconductor Ltd.

             (b)              Address of Issuer's Principal Executive Offices:

                                P.O. Box 619, Migdal Haemek, Israel 23105

Item 2. (a)              Name of Person Filing:

                                1. Itshak Sharon (Tshuva)

                                2. Delek Group Ltd.

                                3. Delek Investments and Properties Ltd.

                                4. The Phoenix Holding Ltd.

The securities reported herein are beneficially owned by various direct or indirect, majority or wholly-owned subsidiaries of the Phoenix Holding Ltd. (the "Subsidiaries").  The Subsidiaries manage their own funds and/or the funds of others, including for holders of exchange-traded notes or various insurance policies, members of pension or provident funds, unit holders of mutual funds, and portfolio management clients.  Each of the Subsidiaries operates under independent management and makes its own independent voting and investment decisions.

The Phoenix Holding Ltd. is an indirect majority-owned subsidiary of Delek Investments and Properties Ltd. ("Delek Investments").  Delek Investments is a wholly-owned subsidiary of Delek Group Ltd.  The majority of Delek Group Ltd.'s outstanding share capital and voting rights are owned, directly and indirectly, by Itshak Sharon (Tshuva) through private companies wholly-owned by him, and the remainder is held by the public.

             (b)             Address of Principal Business Office:

                               The address of Itshak Sharon (Tshuva), Delek Group Ltd. and Delek Investments and Properties Ltd. is 7 Giborei Israel Street, P.O.B. 8464, Netanya, 42504, Israel.

                               The address of the Phoenix Holding Ltd. is Derech Hashalom 53, Givataim, 53454, Israel.

              (c)             Citizenship:

                                1. Itshak Sharon (Tshuva) - Israel

                                2. Delek Group Ltd. - Israel

                                3. Delek Investments and Properties Ltd. - Israel

                                4. The Phoenix Holding Ltd. - Israel

             (d)              Title of Class of Securities:

Ordinary Shares, par value New Israeli Shekel 1.00 per

              (e)             CUSIP Number:

M87915100

Item 3.                    N.A.

Item 4.                    Ownership:

              (a)             Amount beneficially owned:

See row 9 of cover page of each reporting person.

Each of the Subsidiaries operates under independent management and makes its own independent voting and investment decisions.  Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission by either the Filing Persons or Subsidiaries that a group exists for purposes of Section 13(d) of the Securities Exchange Act of 1934 or for any other purpose, and each reporting person disclaims the existence of any such group.  In addition, each of the Filing Persons and Subsidiaries disclaims any beneficial ownership of the securities covered by this report in excess of their actual pecuniary interest therein. This Statement shall not be construed as an admission by the Filing Persons or Subsidiaries that they are the beneficial owners of any of the Ordinary Shares covered by this Statement.

             (b)              Percent of class:

See row 11 of cover page of each reporting person

              (c)              Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See row 5 of cover page of each reporting person

(ii)	Shared power to vote or to direct the vote:

See row 6 of cover page of each reporting person and note in Item 4(a) above

(iii)	Sole power to dispose or to direct the disposition of:

See row 7 of cover page of each reporting person

(iv)	Shared power to dispose or to direct the disposition of:

See row 8 of cover page of each reporting person and note in Item 4(a) above

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another:

N.A.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

N.A.

Item 8.	Identification and Classification of Members of the Group:

N.A.

Item 9.	Notice of Dissolution of Group:

N.A.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 3. 2011

Itshak Sharon (Tshuva) /s/ Itshak Sharon (Tshuva) By: Itshak Sharon (Tshuva)

Delek Group Ltd. /s/ Leora Pratt Levin By: Leora Pratt Levin* Title: V.P. Legal Affairs

/s/ Gabi Last By: Gabi Last* Title: Chairman

Delek Investments and Properties Ltd. /s/ Leora Pratt Levin By: Leora Pratt Levin* Title: V.P. Legal Affairs

/s/ Gabi Last By: Gabi Last* Title: Chairman

The Phoenix Holding Ltd. /s/ Gady Greenstein By: Gady Greenstein* Title: Chief Investment Officer

/s/ Orly Kronman-Dagan By: Orly Kronman-Dagan* Title: Legal Counsel and Company Secretary

* Signature duly authorized by resolution of the Board of Directors, notice of which is attached as an exhibit to this Schedule 13G.

EXHIBIT NO.	DESCRIPTION

Exhibit 1	Agreement of Joint Filing (incorporated by reference to Exhibit 1 of the Schedule 13G filed by the Reporting Person on March 1, 2011).

Exhibit 2	Notice of resolution of the Board of Directors of Delek Group Ltd. dated November 25, 2009 (incorporated by reference to Exhibit 2 of the Schedule 13G filed by the Reporting Person on March 1, 2011).

Exhibit 3
Notice of resolution of the Board of Directors of Delek Investments & Properties Ltd. dated November 25, 2009 (incorporated by reference to Exhibit 3 of the Schedule 13G filed by the Reporting Person on March 1, 2011).

Exhibit 4
Notice of resolution of the Board of Directors of the Phoenix Holding Ltd. dated December 6, 2010 (incorporated by reference to Exhibit 4 of the Schedule 13G filed by the Reporting Person on March 1, 2011).